Exhibit 99.1

Corporate Overview

August 2016

Cautionary Statement Regarding Forward Looking Statements “Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including, without limitation, statements regarding our business strategy, expected growth of Visa QIWI Wallet, payment volume growth, and growth in the Company’s distribution network. These forward looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, competition, a decline in average net revenue yield, fees levied on QIWI’s consumers, changes in regulation, QIWI’s ability to grow Visa QIWI Wallet, and QIWI’s ability to expand geographically. The foregoing risk factors are not exhaustive. You should carefully consider the foregoing factors and other risks and uncertainties that affect the business of QIWI described under the caption “Risk Factors” in QIWI’s Registration Statement on Form F-1 and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless QIWI is required to do so by law.

Strategy update

QIWI is changing payments landscape in Russia and the CIS The pace of innovation in payments market in Russia and the CIS was largely led by QIWI Prepaid Self-mobile Push Qiwi FinTech 1999 2003 2006 Service 2008 Future top-up Payments Wallet disruption kiosks cards Key milestones of QIWI development QIWI reaches Acquisition of 15 mln active Contact and QIWI Bank VQW users Rapida joins the QIWI Mobil Group QIWI IPO on Wallet Nasdaq launched First Visa 2016 QIWI Card 2015 2014 issued QIWI brand 2013 established 2012 2011 2010 2009 2008 2007

Benefiting from Favorable Secular Trends

Favorable Secular Trends

yesterday	**High Cash Usage and the need to digitize cash**	**Russia and the CIS are primarily cash economies** – c. 80 % of Payments are cash – 73% of card transactions are cash withdrawals[1]
today	**Fast Growth of online payments and e-commerce**	**Rapid growth in online payments** – Digital payment transaction volume to double by 2020 and reach 10% of consumer expenditures in Russia[2]
tomorrow	**Mass adoption of mobile devices**	**Increasing smartphone penetration promotes usage of e-services** – Smartphone penetration in Russia was estimated to reach 45%, compared to the geographies like the US where mobile penetration is as high as 72%[3] – By 2018 smartphone penetration in Russia is forecasted to reach 54%[4]

QIWI is Well-Positioned to Continue to Benefit from High Growth Secular Trends in the Markets it Serves

[1] Central Bank of Russia data as of 31.12.2015
[2] Source: Statista; data as of June 2016
[3] As of 2015, Spring 2015 Global Attitudes Survey; Q71, Q72
[4] ZenithOptimedia's annual New Media Forecast

4

Today QIWI is an Integrated Multi-channel Network Providing Next Generation Payment Services Self-Service Kiosks Money Remittance Electronic Wallet Convert Cash Transfer Cash or Access and Pay with Electronic into “Electronic Money” Electronic Money Money Online QIWI Enables Consumers and Merchants to Use and Accept Electronic Payments via highly synergetic omni channel infrastructure ? Pay Bills? Top Up Mobile Phone? Shop Online/Via ? Get and Load a Mobile Prepaid Card? Send Money? Pay with Mobile Phone? Multi Level Marketing? Repay Loans? Make Utility ? Send Social Media Payments Gifts? Pay in online games? Many More…

With massive adoption, brand recognition and ubiquitous presence 16+ 164k+ 11k+ 6k+ million Kiosks and Terminals1 Active Wallet Accounts2 Merchants1 Agents1 60+ million customers using our network at least once a month Over RUB67 billion cash and electronic payments going through our system monthly 1 On a 1 months basis 2 On a 12 months basis

Offering a broad range of channels and interfaces Kiosks and Visa Qiwi Qiwi Visa Money Merchant Terminals Wallet Card Remittance check out ? Pay for goods ? Pay for goods ? Pay for any ? Send money ? Accept and services and services goods and through money electronic offline in a online – web or services remittance payment from a convenient app anywhere Visa companies broad customer location cards are base? Send Money ? Via card to card accepted? Top Up the through various transfers and ? Use the Wallet channels? Use our Priority Qiwi Transfer convenient package app cabinet? Send Money? Pay in retail with HCE technology? From Wallet to ? Advertise ? Wallet through our Tie up cards and bank accounts platforms? In messenger apps with Qiwi? Settle the PayBoard invoices

Today we service different markets Resilient business model Diversified payment volume and net revenue mix ? Stable volumes despite weak macro Payment volume mix and decreasing disposable income 8% 9% 11% 9%? Adaptive monetization strategies 25% 29% 39% 47% ? Innovation-driven highly technological 18% 19% products 6% 10% 31% ? Opportunities to increase market share 27% 30% 28% in current verticals through better and 11% 12% 13% 16% more diversified service offerings to 2013 2014 2015 1H 2016 merchants and customers Adjusted net revenue mix e-Commerce Financial services 7% 6% 7% 5% 10% 18% 13% 31% 25% 15% 24% 10% 18% 30% 18% 23% Money remittances Telecom 31% 38% 42% 28% 2013 2014 2015 1H 2016 8 E-commerce Financial services money remittances telecom other

QIWI’s Product Strategy Pay & Remit Pay for goods and services via online and offline channels Remit money Access & Obtain Funds “Bank for un- and under-banked” Get easier and friendlier access to cheaper funds Invest & Gain Funds Use cutting edge technological services to get your money working Innovate Benefit from technological advances and lead the market 9

QIWI is focused on disrupting the market with omni channel infrastructure Expand the suite of services ? New Services for customers? New Apps and web optionality? New Funding Sources? Expansion of distribution channels    Attract unbanked and underbanked customers ? Low barriers to start using the service? Focus on Point-of-Market-Entry? P2P infrastructure? Roll out of successful international models to our core market Innovate through R&D ? R&D and technological angle? Strategic acquisitions of market share or loyalty through organic development and M&A? Search for synergies? Expansion of distribution channels? QIWI ventures Expand ecosystem for SMBs ? Offer a broad range of payment options? Enrich and expand user base? Develop and spread ancillary services qiwi

Pay and Remit

Payments

- Develop and innovate core products leveraging existing network
- Offer new services and increased functionality
- Introduce additional apps for targeted categories of payments for example:
  - Car payments – taxes, insurance, fines
  - Home payments – utility bills, internet bills, taxes, insurance
- Offer technological advancements on consumer and merchant sides of our network
- Increase loyalty and usage of existing customers
- Increasing user satisfaction

Money Remittance

- Develop and promote different money remittance channels
- Optimize existing infrastructure
- Offer advanced technological solutions for money transfers of any size and nature

Technology is:

✓ Affordable

✓ Convenient

✓ Transparent

E-money payments in Russia are forecasted to growth with a CAGR of 10%[1]

(RUB bn)



705
805
901
990
1 071
1 144
2015
2016E
2017E
2018E
2019E
2020E

[1]Source: J'son and Partners; data as of June 2016

11

Access and Obtain Funds “Bank for un- and under- banked” Qiwi as a source of funds for the customer As market is moving towards shared economy we see that we can provide customers with more affordable, convenient, transparent, honest and engaging instrument to finance their daily needs Focusing on our core small check short term markets and leveraging existing network and infrastructure we are able to provide funds to our customers through different online channels:? Installments? Platform for banks and other financial institutions 45% Of Russians participate in informal lending1 35% gave out a loan – RUB 18.5k per year on average1 28% took a loan –RUB 20.1K per year on average1 Technology is: ? Affordable? Convenient? Transparent    1 Source: NAFI Analytical Center, Cooperation to increase the level of financial literacy and financial education of Russian population, July 2016 12

Invest and Gain Funds

Qiwi as a technological investment tool

With more ways to save and earn we want to give small check retail consumers opportunity to participate in larger financial markets, invest, manage funds and save online.

By leveraging our existing platform, partnering with other market players and engineering proprietary services we aim to provide our customers with additional sources of funds.

- Trade with Qiwi Exchange
- Use savings options
- P2P platform
- Invest with Qiwi crowdfunding platform

Although the number of MOEX retail clients has reached nearly 1 million unique accounts in 2015 it is still less than 1% of working-age population in Russia

Number of MOEX unique users – physical persons, residents[1]
(in thousands)



695,8
751,1
796,1
838,2
906,4
982,0
2010
2011
2012
2013
2014
2015

Technology is:

- ✓ Affordable
- ✓ Convenient
- ✓ Transparent

[1]Source: MOEX Group, NAUFOR research

13

Innovate QIWI as a fintech innovator Technology is: We want to envision the future before anyone QIWI Venture serves as a ? Affordable else does so we believe it is important to focus on platform to tap the whole ? Convenient R&D to optimize existing infrastructure and create range of new cutting edge new innovative solutions. projects, technologies and ? Transparent ideas We focus on the following fields:? Development of crypto and block chain technological solutions? Shipping and delivery solutions? New generation self service kiosks? New generation IT-driven scoring models utilizing our massive consumer data

Financial Overview

Key financial indicators for 2015 and 1HY 20161 Payment Volume Average Net Revenue Yield2 Adjusted Net Revenue3 (RUB bn) (RUB mm) 10 228 859 8 836 2 706 1,40% 645 1,37% 2 321 1,30% 561 6 168 1,17% 1 848 5 040 5 128 1,10% 394 1 324 1 112 361 7 522 6 515 4 320 4 016 3 716 2013 2014 2015 6M 2015 6M 2016 2013 2014 2015 6M 2015 6M 2016 2013 2014 2015 6M 2015 6M 2016 1 Including Contact and Rapida financial results starting June 2015. Payment net revenue 2 Defined as adjusted net revenue divided by total payment volume. Other net revenue 3 Calculated by subtracting cost of revenue (exclusive of depreciation and amortization) from revenue and adding back compensation to employees and related taxes. 16 24%cagr 9%growth 21%cagr 8%growth

High Operating Leverage Low incremental opex (as % of net revenue)1 SG&A structure (RUB mm) 3 469 3 082 63,6% 1 068 2 678 742 55,6% 763 242 51,7% 513 172 45,5% 44,9% 648 1 445 1 413 400 478 290 20% 321 23% 39,4% 38,8% 119 8% 47 3% 291 20% 310 22% 1 343 1 349 1 511 52% 52% 745 735 2011 2012 2013 2014 2015 6M 2015 6M 2016 2013 2014 2015 6M 2015 6M 2016 Payroll, related taxes and other Office related expenses(2) personnel expenses Advertising and related expenses Other(3) 1Operating expenses defined as adjusted net revenue less adjusted EBITDA. Represents % of SG&A 2 Includes rent of premises and related utility expenses and office maintenance expenses. 3 Includes bad debt expense, telecommunication and internet expenses, travelling and representation expenses, professional fees, other tax expenses, bank services, offering expenses and other operating expenses. 17 1,875 bps of operating efficiency

Adjusted EBITDA and EBITDA Margin Adjusted EBITDA1 (RUB mm) Margin 5 640 60,6% 4 818 61,2% 55,1% 54,5% 2 978 3 083 3 106 48,3% 44,4% 1 851 1 183 36,4% 2011 2012 2013 2014 2015 6M 2015 6M 2016 ¹ Adjusted EBITDA is defined as net profit before income tax expense, interest expense, interest income and depreciation and amortization, as further adjusted for (loss) gain from discontinued operations, share of loss of an associate, foreign exchange (loss) gain, net, change in fair value of derivative financial assets, other expenses, other income, gain from disposal of subsidiaries, corporate costs allocated to discontinued operations and gain from bargain purchase. Includes impact of revenue derived from inactive accounts. 18 47%cagr 1% growth

Sustainable and Compelling Earnings Growth Adjusted Net Profit1 (RUB mm) 4 142 3 496 2 503 2 174 2 150 1 306 721 2011 2012 2013 2014 2015 6M 2015 6M 2016 ¹ Defined as net profit excluding loss on discontinued operations (net of tax), corporate costs allocated to discontinued operations, amortization of fair value adjustments, gain on bargain purchase, gains on disposals, and the effects of deferred taxation on those excluded items. 19 55% cagr 17% growth

Appendix

Key Market Verticals e-Commerce Overview & key merchants Growth drivers ? Consists of fees charged to customers and merchants that buy ? Strong secular trends toward online purchases and sell products and services online? Online games? Game developers? Growing popularity of large international e-Commerce ? players like AliExpress, JD and DHGate? Social networks Betting? Physical e-Commerce? Other merchants? Broadening the scope of services for both merchants and consumers Performance metrics Payment volume Adj. net revenue1 Avg. net revenue yield (RUB bn) (RUB mm) 2 856 108 75 2 006 3,00% 2,67% 2,64% 2,74% 61 1 660 1 411 47 2014 2015 6M 2015 6M 2016 2014 2015 6M 2015 6M 2016 2014 2015 6M 2015 6M 2016 ¹ Calculated by subtracting cost of revenue (exclusive of depreciation and amortization) from revenue and adding back compensation to employees and related taxes. 21 44% growth 29% growth 42% growth 18% growth

Key Market Verticals Financial services Overview & key merchants Growth drivers ? Primarily consists of fees charged for payments accepted on ? Shift towards cost efficient infrastructures for financial behalf of bank partners and microfinance companies institutions? Accepts payments on behalf of most Russian retail banking — Higher utilization of QIWI infrastructure and network industry leaders and microfinance companies through partner financial institutions to provide alternative channels ? Restoration of consumer loans market? Development of micro finance market Performance metrics Payment volume Adj. net revenue1 Avg. net revenue yield (RUB bn) (RUB mm) 241 1 931 193 0,90% 1,00% 0,57% 1 373 124 0,59% 89 801 736 2014 2015 6M 2015 6M 2016 2014 2015 6M 2015 6M 2016 2014 2015 6M 2015 6M 2016 ¹ Calculated by subtracting cost of revenue (exclusive of depreciation and amortization) from revenue and adding back compensation to employees and related taxes. 22 25% growth 40% growth 29% decline 8% decline

Key Market Verticals Money remittances Overview Growth drivers ? Consists of consumer fees charged for transferring funds via ? Labor migration inflow into Russia from CIS countries money remittance companies? Large cash based / underbanked population? Recent acquisition of Contact money transfer system, a Top 3 player in Russian money remittance market? Remittance transactions are not discretionary? Offers Visa Personal Payments and MasterCard Money Send ? Cheap and convenient sender side channel with diversified services and transfers to China Union Pay cards penetration across Russia Performance metrics Payment volume Adj. net revenue1 Avg. net revenue yield (RUB bn) (RUB mm) 164 1 788 1,48% 1,36% 1,39% 987 1 008 1,09% 72 732 67 54 2014 2015 6M 2015 6M 2016 2014 2015 6M 2015 6M 2016 2014 2015 6M 2015 6M 2016 ¹ Calculated by subtracting cost of revenue (exclusive of depreciation and amortization) from revenue and adding back compensation to employees and related taxes. 23 145% growth 34% growth 81% growth 38%growth

How QIWI Makes Money Kiosks and terminals Qiwi Wallet ? # of active kiosks and terminals? # of active Qiwi Wallet accounts Key Revenue ? Average volume per kiosk / terminal? Average volume per account Drivers? Advertising and other value added services Illustrative Qiwi Transaction 100 100 +1 100 fee Merchant Agent Merchant +2 -1 merchant fee transaction costs Consumer (paid to agent) 100 +1 100 102 Merchant Consumer fee Agent +1 Consumer consumer fee 24